Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Ryca International, Inc.
8300 McConnell Ave.
Los Angeles, CA 90045
www.encompassbrush.com

Up to $1,070,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Ryca International, Inc.
Address: 8300 McConnell Ave., Los Angeles, CA 90045
State of Incorporation: DE
Date Incorporated: March 22, 2007

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $1,070,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
Note converts to Non-Voting Common Stock when the company raises $1,500,000.00 in a qualified equity financing.
Maturity Date: April 30, 2023
Valuation Cap: $8,000,000.00
Discount Rate: 20.0%
Annual Interest Rate: 5.0%
Minimum Investment Amount (per investor): $250.00

Terms of the underlying Security

Underlying Security Name: Non-Voting Common Stock

Voting Rights:
Non-voting, except as required by law

Other Material Rights:

Parri passu and on partity with common stock, with the exception of voting rights, of which holders of non-voting common stock will have none.

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

Investment Incentives* and Perks

$500 | 20% off first purchase of Encompass Toothbrush

$1,000 | Receive two free Encompass Toothbrushes (International investors will be asked to pay for shipping)

$2,500 | Invitation to participate in focus group(s) + all perks from $1,000 level

$5,000 | You will receive quarterly investor update calls + all perks from $2,500 level

$20,000 |Free replacement brush heads for life + lunch with Ryca CEO & Head

Engineer + all perks from $5,000 level

$50,000 | Name recognition on packaging (if possible) and website for philanthropic "buy one give one" campaign + factory tour (flight and stay not included) + all perks from $20,000 level

All perks occur after the offering is completed.

<u>**The 10% Bonus for StartEngine Shareholders**</u>

Ryca Internationa, Inc. will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Ryca International, Inc. is a dental innovation company with a team of best-in-class engineering, dental, manufacturing, regulatory, design and business experts dedicated to improving lives through effortless and effective oral care products. Addressing the global oral disease epidemic and the fact that 9 out 10 people don't brush correctly, our flagship product, Encompass, a revolutionary half-mouth toothbrush, prevents user error while providing a flawless cleaning in just 20 seconds. Leading our engineering efforts is Gerald Brewer, the former Director of Engineering for Sonicare, Ultreo, and Clarisonic. We have formed partnerships with world-class engineering and manufacturing firms and have a substantial patentable IP portfolio; both for Encompass and our ensuing products.

Competitors and Industry

Oral-B (P&G) has been the leader in oral care for over 60 years, and the global leader in both manual and powered toothbrushes. Sonicare is the #1 powered toothbrush endorsed by U.S. dental professionals. Both brands make highly effective brushes if, and only if, used correctly by consumers. Studies show only 1 in 10 people brush correctly. There are emerging "mouthguard" toothbrushes attempting to improve user compliance, but their solutions are inadequate, as evidenced by this independent

review of emerging brushes: https://www.electricteeth.com/mouthpiece-toothbrush/.

Current Stage and Roadmap

After 5 years of R&D, Ryca has developed and tested various working proof of concept prototypes validating our pump/bladder system, adjustability, size and fit. The final piece of the puzzle is bristle technology, configuration and material. We are proud to be working with the best manufacturing partners in the business, Team Technologies and Boucherie – both manufacturing partners of record for Sonicare, Clarisonic and many other leading brushes. Team and Boucherie are present at each stage of our prototyping effort, from sketches, to CADs, to modeling, molding and, most importantly, bristling. We should have our first bristled brush heads in hand by the end of April.

The Team

Officers and Directors

Name: Ryan Schwartz

Ryan Schwartz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and Board Member
  Dates of Service: March 22, 2007 - Present
  Responsibilities: Oversight and leadership of Company. We aren't taking a salary at this time.

Other business experience in the past three years:

- **Employer:** Trustfall Films
  Title: Co-Founder/President
  Dates of Service: January 01, 2012 - Present
  Responsibilities: Filmmaker

Other business experience in the past three years:

- **Employer:** New York Film Academy
  Title: Directing Teacher
  Dates of Service: July 01, 2007 - Present
  Responsibilities: Directing/Producing Teacher for M.F.A., B.F.A. and High School Students

Name: Cary Schwartz

Cary Schwartz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** BOD Secretary
  Dates of Service: March 22, 2007 - Present
  Responsibilities: Maintaining corporate records. We aren't taking a salary at this time.

- **Position:** Dental Advisory Board Member
  Dates of Service: March 22, 2007 - Present
  Responsibilities: Advise company on oral care best practices, including best brushing techniques.

Name: Scott Ryder

Scott Ryder's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: October 12, 2019 - Present
  Responsibilities: managing the company's finances, including financial planning, management of financial risks, record-keeping, and financial reporting. We aren't taking a salary at this time.

Other business experience in the past three years:

- **Employer:** Casa de Amparo
  Title: CFO
  Dates of Service: March 16, 2019 - Present
  Responsibilities: managing the company's finances, including financial planning, management of financial risks, record-keeping, and financial reporting

Other business experience in the past three years:

- **Employer:** Motivating the Masses, Inc.
  Title: CFO
  Dates of Service: October 01, 2015 - Present
  Responsibilities: managing the company's finances, including financial planning, management of financial risks, record-keeping, Investor Relations, and financial reporting

Name: Summer Harriff, Ph.D.

Summer Harriff, Ph.D.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: February 01, 2008 - Present
  Responsibilities: Responsible for translating business priorities into operational tactics to achieve corporate strategic goals. We aren't taking a salary at this time.

Other business experience in the past three years:

- **Employer:** SmartBio, Inc.
  Title: VP, Regulatory & Quality Systems
  Dates of Service: December 01, 2017 - June 30, 2019
  Responsibilities: Lead and develop regulatory strategies and plans.

Other business experience in the past three years:

- **Employer:** Regulatory Affairs Certified Advisors, LLC
  Title: Executive Advisors
  Dates of Service: February 01, 2014 - June 30, 2019
  Responsibilities: TBD

Other business experience in the past three years:

- **Employer:** Trusted-HIT
  Title: Professional Services Consultant
  Dates of Service: January 01, 2016 - July 31, 2018
  Responsibilities: TBD

Name: Gerald Brewer

Gerald Brewer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technical Officer
  Dates of Service: January 01, 2010 - Present
  Responsibilities: Wide variety of start-up responsibilities including developing proof of concept models. We aren't taking a salary at this time.

Other business experience in the past three years:

- **Employer:** L'Oreal Beauty Devices - Clarisonic

Title: Director of Regulatory Compliance and Applicator Engineering
Dates of Service: January 01, 1970 - January 31, 2017
Responsibilities: Research and Innovation of beauty devices and applicators

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Security purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering

registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the dental device industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering unsecured convertible promissory notes (the "Securities" or "Notes") in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of

Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of product, providing oral care products. Our revenues are therefore dependent upon the market for oral care.

We may never have an operational product or service

It is possible that there may never be an operational Encompass toothbrush or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the development stage and have not yet manufactured a final working prototype for our Encompass toothbrush. Delays or cost overruns in the development of our Encompass toothbrush and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating

performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Note(s) that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that we will develop a working electric toothbrush, and that with an increased advertising and marketing budget our product will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Ryca International, Inc. was formed on March 22, 2007. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Ryca International, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the Encompass toothbrush is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company has one 21 claim utility patent, and owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in

the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us,

including manufacturing, shipping, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

This is a new and unproven product.

The Encompass toothbrush is a completely new product that we're introducing into a crowded field of electric toothbrushes. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is entirely possible that no company will be able to create a half-mouth or full-mouth product that generates significant sales, rendering our intellectual property worthless.

Our new product could fail to achieve the sales traction we expect

Our growth projections are based on an assumption that we will be to successfully launch our product and that it will be able to gain traction in the marketplace at a similar rate to previously launched electric toothbrushes by our competitors. It is possible that the Encompass toothbrush will fail to gain market acceptance for any number of reasons. If the product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Our auditor has issued a "going concern" opinion

Our financial reviewer issued a "going concern" opinion on our financial statements, which means that the reviewer is not sure if we will be able to succeed as a business. To date, we have not generated revenues from our principal operations and have sustained losses since inception. Because losses will continue until such time that we can complete a working Encompass toothbrush and begin selling them, and because we have no committed source of financing, we rely on financing to support our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements were issued. Throughout 2020, we intend to fund our operations through the sale of our securities to third parties and related parties. If we cannot raise additional capital, we may consume all the cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, it could harm our business, financial condition, and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult

environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Our future products could have a latent design flaw or manufacturing defect.
Although we have done extensive testing on our product and intend to conduct more testing, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we have delivered to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company.

We rely on third parties to provide services essential to the success of our business.
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption at our key manufacturer or with anyone of our key suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

$23,544 of our indebtedness is due upon demand by the lenders.
If the lenders demand repayment of borrowings, we may not have sufficient assets to repay them and we could experience a material adverse effect on our financial condition and results of operations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ryan Schwartz	2,089,131	Common Stock	37.36
Cary Schwartz	1,436,275	Common Stock	25.69

The Company's Securities

The Company has authorized Common Stock, 2020 Series CF - Convertible Notes, and SAFE Notes.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,590,631 outstanding.

Voting Rights

The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Material Rights

There are no material rights associated with Common Stock.

2020 Series CF - Convertible Notes

The security will convert into Non-voting common stock and the terms of the 2020 Series CF - Convertible Notes are outlined below:

Amount outstanding: $0.00
Maturity Date: April 30, 2023
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: $1,500,000

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells units of its equity securities to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its equity securities resulting in gross proceeds to the Company of at least

$1,500,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Non-Voting Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $8,000,000 divided by the aggregate number of outstanding common stock of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into units of Non-Voting Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless the Note has been previously converted in accordance with the terms of the Note prior to the Maturity Date, the entire outstanding principal balance and all

unpaid accrued interest shall automatically be converted into Non-Voting Common Stock at a price per security equal to the quotient of 8,000,000 divided by the aggregate number of outstanding common stock of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

SAFE Notes

The security will convert into Preferred stock and the terms of the SAFE Notes are outlined below:

Amount outstanding: $200,355.00
Interest Rate: %
Discount Rate: 50.0%
Valuation Cap: None
Conversion Trigger: any qualified "Equity Financing", which is defined as a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation

Material Rights

If there is a liquidity event before the termination of these Safes, the holders of the Safes are entitled to receive a portion of the proceeds equal to the greater of (a) their investment amount or (b) the amount payable on the number of shares of common stock equal to the purchase amount divided by the liquidity price.

In the event of a dissolution before the termination of these Safes, the holders of the Safes are entitled to receive a portion of the proceeds equal to the their investment amount.

What it means to be a minority holder

As a holder of Convertible notes, you will have no voting rights. Even upon conversion, as a minority holder of the common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a

smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $175,000.00
  Use of proceeds: Develop initial prototype.
  Date: May 04, 2009
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those

contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Ryca International, Inc. has $375,759 in unearned revenue from a 2019 crowdfund project that is anticipated to ship in Q4 of 2020.

The operations of Ryca International to date have been building proof of concept models and beginning preproduction marketing.

The Company's expenses consists of, among other things, design and development of the Encompass toothbrush, and general operating expenses. The Company incurred research and development costs during the process of developing and designing its proof of concept models and its working prototype. Research and development costs consist primarily of outside services. The Company expenses these costs as incurred until the resulting product has been completed, tested and made ready for commercial use.

Increases in advertising and marketing, and general administrative reflect the increase in activities preparing to launch the pilot phase when funding is secured.

Historical results and cash flows:

Historically, the Company invested primarily in research and development efforts, producing proof of concept protypes, preproduction marketing and securing key manufacturing partners. The Company therefore believes that prior earnings and cash flows are not indicative of future earnings and cash flows.

The Company incurred $250,494 in operating expenses in the fiscal year ending December 31, 2019. Our expenses consisted of $208,756 in advertising and marketing expenses and $41,738 in general and administrative expenses. We recorded a net loss of $250,494 in our fiscal year ending December 31, 2019.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand at the end of 2019 was $250,325. The Company did a pre-sale of its product, Encompass, which as of December 31, 2019, exceeded $400,000.

To date we have received additional proceeds of $301,044. Of this amount, $175,000 was from the sale of a convertible notes, $93,544 was advanced by Cary Schwartz and $32,500 was from three individuals.

The convertible notes totaling $175,000 were sold from 2007 and 2009, with maturity dates ranging from 2010 and 2011. Each of the notes carries an interest rate of 7%. These funds were used to develop the proof of concept prototype. The interest stopped accruing on the original extended maturity date for each note. At fiscal year end December 31, 2019, the collective accrued interest for these notes was $25,355.

The Company reached an agreement with each of the convertible note holders wherein the note holders agreed to cancel their note and all obligations thereunder in consideration for the issuance of a SAFE and the Company agreed to issue the SAFE to the holder in consideration for the cancellation of the note.

Mr. Scwartz advanced the company $93,544 in 2019. The advance does not accrue any interest and was payable on demand. Ryca International, Inc. repaid $90,000 of the advance in 2020. The current balance is $3,544.

In 2019, Ms. Griffin lent Ryca International $10,000, and Messrs. Nelson and Petrie lent us $10,000 and $5,000 respectively. These loans do not accrue interest and are payable on demand. The $5,000 loan to Mr. Petrie was repaid in early 2020.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds under this campaign will be used to build 50 to 100 working brushes, conduct preclinical studies, file additional IP, help cover general operating costs and begin long lead tooling for product delivery. The marjority of the funds raised (~73%) will be used to complete the development of the working prototype and build the tooling equipment to scale up production.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We raised over $400k through a previous crownfunding campaign. These resources are necessary to produce a working brush. The funds raised from this campiagn are necessary to the viability of the Company moving forward.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum offering amount would not allow us to sustain operations unless we were able to secure additional commitments outside of this campaign.

How long will you be able to operate the company if you raise your maximum funding goal?

Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 6 months without revenue generation. The $1.07M raised would enable the Company to build 50 to 100 working brushes, conduct preclinical studies and begin long lead tooling for product delivery.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company will raise capital again to fund future growth.

Indebtedness

Related Party Transactions

- **Name of Entity:** Cary Schwartz
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: From 2009 to 2019, Cary Schwartz lent $93,544 to the Company, of which, $90,000 has been repaid.
  Material Terms: The loans do not accrue interest and are payable upon demand.

Valuation

Valuation Cap: $8,000,000.00

Valuation Cap Details: The Company set its valuation internally, without a formal-third party independent valuation. We believe the combined achievements of our Intellectual Property, branding, market traction, executive team, consumer enthusiasm, rapid growth potential and market size validates our pre-money valuation. Here are some validation points that helped us reach our valuation: 1 - Market size for electric toothbrushes is $2.5B and expected to grow at a CAGR of 5.8% through 2026 https://www.grandviewresearch.com/industry-analysis/electric-toothbrush-market 2 - Received 3,415 orders totaling a collective amount of$437,758 via an Indiegogo campaign in September of 2019 https://www.indiegogo.com/projects/encompass-brush-smarter-better-faster#/ 3 - 21 Claim US Utility Patent 4 - 5+ Years of R&D with proof of concept prototype 5 - Chief Technical Officer is Gerald Brewer, who has led teams that successfully developed and launched similar products at Sonicare, Ultra and Clairsonic

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  96.5%
  File Additional IP and build 50-100 working brushes

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  14.0%
  Operations funding will be utilized for general administrative expenses.

- *Legal*
  9.0%
  Legal funds will be used to file additional IP.

- *Research & Development*
  73.5%
  Build 50 - 100 working brushes, conduct preclinical studies (bench testing) and begin long lead tooling for product delivery.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.encompassbrush.com (www.encompassbrush.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/ryca

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Ryca International, Inc.

[See attached]

Ryca International, INC.

Unaudited Financial Statements for the calendar

Years Ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 20, 2020

To: Board of Directors, Ryca International, Inc.

Re: 2019-2018 Financial Statement Review

We have reviewed the accompanying financial statements of Ryca International, Inc. (the "Company"), which comprise the balance sheet(s) as of December 31, 2019 and 2018, and the related statements of income, owners' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO


RYCA INTERNATIONAL, INC.
BALANCE SHEET
As of December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


ASSETS	2019	2018
Current Assets		
Cash and cash equivalents	$ 250,325	$ 0
Total current assets	250,325	0
Total Assets	**250,325**	**0**
LIABILITIES AND OWNERS' EQUITY		
Current Liabilities		
Accounts payable	2,460	0
Unearned revenue	375,759	
Total Current Liabilities	378,219	0
Investor notes payable	301,044	203,544
Accrued interest payable	25,355	25,355
Total Liabilities	704,618	228,899
OWNERS' EQUITY		
Common Stock	5,006	5,006
Owner's Contribution	141,324	116,224
Retained Earnings	(600,623)	(350,129)
Total Owners' Equity	(454,293)	(228,899)
Total Liabilities and Owners' Equity	$ 250,325	$ 0

RYCA INTERNATIONAL, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Revenues	$ 0	$ 0
Operating expenses		
General and administrative	41,738	0
Sales and marketing	208,756	0
Total operating expenses	250,494	0
Net Operating Income (Loss)	(250,494)	0
Interest expense	0	0
Tax provision (benefit)	0	0
Net Income (Loss)	$ (250,494)	$ 0

RYCA INTERNATIONAL, INC.
STATEMENT OF OWNERS' EQUITY
For Years Ending December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Owners' Equity
	$			
Balance as of January 1, 2018	5,006	$116,224	$(350,129) $	(228,899)
Net Income (Loss)				
Balance as of December 31, 2018	5,006	116,224	(350,129)	(228,899)
Capital Contributions		25,100		25,100
Net Income (Loss)			(250,494)	(250,494)
Balance as of December 31, 2019	$ 5,006	$141,324	$ (600,623)	$ (454,293)

RYCA INTERNATIONAL, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Operating Activities		
Net Income (Loss)	$ (250,494)	$ 0
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Changes in operating asset and liabilities:		
Increase (Decrease) in unearned revenue	375,759	
Increase (Decrease) in accounts payable	2,460	0
Net cash used in operating activities	127,725	0
Investing Activities		
None	0	0
Net cash used in operating activities	0	0
Financing Activities		
Proceeds from loan issuance	97,500	0
Proceeds from capital contributed	25,100	
Net change in cash from financing activities	122,600	0
Net change in cash and cash equivalents	250,325	0
Cash and cash equivalents at beginning of period	0	0
Cash and cash equivalents at end of period	$ 250,325	$ 0

NOTE 1 – NATURE OF OPERATIONS

Ryca International, Inc. (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on 2007 but was dormant from 2012 until 2019. The Company is engaged in the development, design and direct-to-customer marketing of their half-mouth toothbrush product. The Company has offered presales of their product through 2019 with manufacturing and deliver to consumers planned for 2020.

Since Inception, the Company is a development stage and has relied on securing loans, funding from founders and proceeds from product pre-sales. As of December 31, 2019, the Company had negative retained earnings and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 8). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $250,325 and $0 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2019, the Company did not have any fixed assets and there was no impairment.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax

reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2019 the Company had recognized $0 of revenue.

The Company has pre-sold its product through its direct-to-customer channel. The Company records the proceeds of its pre-sales as an unearned revenue liability.

Accounts Receivable
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 the Company did not have any accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or

obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – UNEARNED REVENUE AND PRE-SALE PROCEEDS

The Company has pre-sold its product through its direct-to-customer channel. The Company records the proceeds of its pre-sales as an unearned revenue liability until the product is delivered. As of December 31, 2019 and 2018, the balance of unearned revenue of the Company totals $375,759 and $0, respectively. The Company's pre-sales have been made through Indiegogo and are reported net of any platform expenses charged by Indiegogo.

The nature of the agreement with customers solicited through the Indiegogo platform is that if the Company is unable to deliver the goods as promised, customers are not necessarily entitled to a refund of their sponsorship amounts. The Company has, nevertheless, booked these amounts as liabilities as it fully expects to be able to deliver the goods in accordance with the Indiegogo campaign.

NOTE 4 – INCOME TAX PROVISION

The Company filed its corporate income tax return for the period ended December 31, 2018 and 2017. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2019.

NOTE 5 – DEBT

In capitalizing and funding the early operations of the Company, the Company extended convertible notes, with various individuals (the "Investor Notes Payable") which have a collective outstanding balance of $175,000. The notes accrued interest at the rate of 7% per annum, compounded annually. Interest was payable at maturity.

As part of the inducement to secure and sustain the investment, warrants for the issuance of common stock were awarded to the Investor Note holders at varying strike prices. The Warrants were required to be exercised, in whole or in part, during the term commencing on the earlier of 1) closing date of the Next Equity Financing, 2) on the Maturity Date (as defined in the Note) or if such Maturity Date is extended by the Company then such later date, or 3) the date that the Note is pre-paid in full, with acceptable (and expected) consideration to be a reduction in the outstanding balance of the note of approximately.

The Company reached an agreement with each of the convertible note holders to extend the maturity date on each of the notes until April 30, 2023, cancel the corresponding Warrant Agreements, and cap the accrued interest as of the original maturity date.

Convertible Note Holders

- Gigi and Scott Dixon

  Amount Owed: $114,490

  Interest Rate: 0.0%

  Maturity Date: April 30, 2023

- McAfee Engineering Profit Sharing Fund

  Amount Owed: $57,245

  Interest Rate: 0.0%

  Maturity Date: April 30, 2023

- Jerry Borrison

  Amount Owed: $14,311

  Interest Rate: 0.0%

  Maturity Date: April 30, 2023

- Michael Pulwer

  Amount Owed: $14,309

  Interest Rate: 0.0%

  Maturity Date: April 30, 2023

Other Indebtedness

- Creditor: Cary Schwartz, Founder

  Amount Owed: $93,544

  Interest Rate: 0.0%

  Maturity Date: due upon demand

- Creditor: Barbara Griffin

  Amount Owed: $10,000

  Interest Rate: 0.0%

  Maturity Date: due upon demand

- Creditor: Bruce Petrie

  Amount Owed: $5,000

  Interest Rate: 0.0%

  Maturity Date: due upon demand

- Creditor: Michael Nelson

  Amount Owed: $10,000

  Interest Rate: 0.0%

  Maturity Date: due upon demand

- Creditor: Neil Sullivan

  Amount Owed: $7,500

  Interest Rate: 0.0%

  Maturity Date: due upon demand

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – EQUITY

The Company has a single class of stock. Investor funds have been raised as founders shares totaling $5,006 and additional capital has been contributed by founders to support commercial operations in the amounts of $141,324 and $116,224 as of December 31, 2019 and December 31, 2018, respectively.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2007 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 of securities. The Company is attempting to raise a maximum of $1,070,000. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal.

Indebtedness
In 2020, the Company repaid $90,000 to Cary Schwartz. The current amount owed to Mr. Schwartz is $3,544. The Company repaid the loans from Neill Sullivan and Bruce Petrie in full.

The Company reached an agreement with each of the Convertible Note holders wherein the note holders agreed to cancel their note and all obligations thereunder in consideration for the issuance of a SAFE and the Company agreed to issue the SAFE to the holder in consideration for the cancellation of the note.

Management's Evaluation
Management has evaluated subsequent events through April 20, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.



Ryca International, Inc.

Effortless Oral Care



⊘ Website   📍 Los Angeles, CA   HEALTH TECH   CONSUMER PRODUCTS

Ryca International, Inc. (RYCA) is a dental innovation company dedicated to improving lives through effortless and effective oral care products. Designed by dental professionals and developed by experts, our flagship product, Encompass, brushes half your teeth at once, providing an optimal clean in just 20 seconds.

$0.00 raised ⓘ

0	90
Investors	Days Left
04/30/23	$8M
Maturity Date	Valuation Cap
20.0%	5.0%
Discount Rate	Annual Interest Rate
Convertible Note	$250.00
Offering Type	Min. Investment

INVEST NOW

⭐ This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview   Team   Terms   Updates   Comments   ♡ Follow

Reasons to Invest

- World-class team, advisors, & partners, including the former Director of Engineering for Sonicare and Clarisonic

- Proven market demand--Raised $420K in pre-order sales on Indiegogo in 2 months

- Nearly 100% of adults, and 60-90% of children have tooth decay, despite a growing $6.9 Billion global toothbrush market.

"The pursuit of effortless oral hygiene"

A father-son team dedicated to improving oral care

Ryan Schwartz is the son of a world-renowned dentist, Dr. Cary Schwartz, but that never stopped him from neglecting his teeth. Like so many, Ryan rarely brushed for the required two minutes and often neglected the hard to reach areas. Years ago, his father's hygienist suggested Ryan whiten his teeth.



As Ryan slid the customized bleaching tray into his mouth, he had a wild idea: *what if the tray was lined with bristles and could brush the whole mouth in a fraction of the time?* Ryan immediately called his father who knew better than anyone that a brush that could be both effortless and effective would be **oral care salvation.**





THE PROBLEM

Most people are just not that good at brushing their teeth... and that can lead to serious health issues.

According to the CDC, 90% of Americans have cavities and **2 in 3 older Americans suffer from gum disease** (source). These problems can be traced back to **poor compliance and brushing technique**. Studies show that only 1 in 10 people brush properly.


Today's leading toothbrushes rely on the user to apply perfect technique
proper angle & placement
2 min. brushing
uniformly cover tooth surfaces

Poor oral care can affect major organs and contribute to health problems including heart disease, stroke, and diabetes, and even contribute to oral cancer, which now takes more lives annually than cervical or skin cancer.

THE SOLUTION

A toothbrush designed for the way you brush

RYCA's flagship product, Encompass, is a game-changing half-mouth toothbrush that eliminates user error and provides an optimal cleaning in just 20 seconds. Designed by dental professionals and developed by engineering experts, it is a true medical device that adheres to both regulatory and American Dental Association (ADA) criteria and standards for safety and effectiveness.



We've created the ONLY brush that doesn't demand you be perfect to get a perfect brush.

Images of Encompass are early prototypes or computer-generated demo versions. Product is still currently under development

Poor user habits are engrained. However, Encompass eliminates most to all user error, allowing 10 in 10 people to brush properly. It is especially helpful for those with limited dexterity including the elderly and disabled communities, and of course, children.

OUR TRACTION

Successful raises combing $760k+ and a growing brand presence

Five years of R&D have been punctuated by a series of milestones:

- Raised $325K in Friends and Family Round and $435K+ on Indiegogo in 2 months
- 15,000 person mailing list and a growing social media presence
- Proof of concept Prototypes and US Utility Patent Granted
- Secured world class manufacturing partners including Team Technology and ICONN

Raised
$760K

TEAM
TECHNOLOGY

PATENTED

Mailing list of
15,000

As Seen In

Mashable werd. YD YANKO DESIGN TECHEBLOG

BACKERKIT NEW ATLAS Evening Standard.

crowdwindow STARTUP selfie

GADGETSIN Product Hunt designboom

WHAT WE DO

A better, smarter, faster way to brush

We are a **mission-driven dental medical device company** building innovative and intuitive oral care products. The Encompass's unique half mouth brush head design ensures proper bristle placement, pressure and angle, while uniformly brushes all teeth surfaces. Encompass's J-shaped brush head self-adjusts to your teeth and mouth, providing a custom fit.





0:00



The brush heads are driven by a patented air pump system that moves the brush heads at a rate of approx. 100 brush strokes/minute. By brushing half the mouth at once as opposed to standard toothbrushes that brush 1-2 teeth at a time, **Encompass delivers an optimal clean in less than 20 seconds.**



Images of Encompass are early prototypes or computer-generated demo versions. Product is still currently under development

THE MARKET

High prevalence of oral diseases is anticipated to increase the importance of good oral health, thereby fueling product demand

- The Global Electric Toothbrush Market size is expected to reach $3.9 billion by 2024, rising at a market growth of 8.1% CAGR during the forecast period.
- The oral care market is projected to reach USD 53.3 billion by 2025 from USD 44.5 billion in 2019, at a CAGR of 3.0%.
- Oral disease affects nearly 50% of the global population, with tooth decay affecting nearly 2.4 billion individuals with permanent teeth and more than 480 million children with primary teeth



$3.9 Billion
projected global electric toothbrush market by 2024

$53.3 Billion


projected oral care market by 2025
~50%
of the global population is affected by oral disease

HOW WE ARE DIFFERENT

Our patented technology creates a toothbrush you can trust

Today's leading toothbrushes rely on the user to apply perfect technique (2 minute brushing, at the proper angle, covering all tooth surfaces). "Mouthguard" toothbrushes that have been hitting the market are simply inadequate. They lack the engineering and manufacturing expertise and they rely on sonic technology, which is the wrong approach when trying to move a larger brush head.


Revolutionary bladder
100 strokes/sec
Power button
Auto shut-off
Ergonomic handle
Light, comfortable
Half-mouth brush head
Unique J-shape with flex fingers adjusts to your teeth to ensure proper bristle contact for every tooth
Full coverage bristles
Surrond all sides of the teeth
Rechargeables battery
Last 14 days

Images of Encompass are early prototypes or computer-generated demo versions. Product is still currently under development

We've spent over 5 years in R&D, and in this process we built, tried and ultimately ruled out the approaches adopted by these other brushes. Encompass uses a one-of-a-kind, patented air pump system which creates 100 brush strokes per second. Furthermore, we are different because our team is committed to improving lives through better oral care. We are a company you can trust. And we are building a brush you can trust.



THE BUSINESS MODEL

Dental retail and direct-to-consumer sales

We plan to deliver approximately 4000+ Encompass toothbrushes to Indiegogo backers in December 2020 as our "Beta" launch. If needed, refinements will be made prior to our official launch.

Sell direct to consumer
4000+ toothbrushes to Indiegogo backers as our "Beta" launch
Dental office launch
encompass

Images of Encompass are early prototypes or computer-generated demo versions. Product is still currently under development

Our plan is to launch first in dental offices to secure the critical endorsement of dental professionals. Simultaneously, we will "soft launch" by selling direct-to-consumer. From there we will expand to infomercials and retail. We anticipate maintaining **gross margins of 74%.**

THE VISION

We are aiming to go to market in 2021 and help get our products in the hands of those in need

Ryca International, Inc. is a mission driven company dedicated to improving lives through effortless oral care. With our best in class team, and world class manufacturing partners already in place, we will be ready to go to market in Q1 of 2021.



Designed for you.
Brush flawlessly.

Images of Encompass are early prototypes or computer-generated demo versions. Product is still currently under development

We also have a charitable vision to implement a **"buy-one-give-one"** model to ensure Encompass gets in the hands of all who need it, not just all who can afford it. This is a potentially life-changing product for those with limited dexterity such as children, the disabled, and the elderly, and we aim to be a strong presence in those communities.

OUR TEAM

An experienced team dedicated to a charitable mission

We've built a world class team of engineers, industry experts and manufacturing partners who are mothers, fathers, sons and daughters, just like you—so in addition to creating the best oral hygiene products possible, we are committed to improving people's lives. Core to our mission is providing children, the elderly and everyone with motor difficulties a dignified and simplified solution to oral care.

  



Ryan Schwartz
CEO/Founder

Cary Schwartz, DDS
Co-Founder/
Dental Advisor

Gerald Brewer
Engineering

Summer Harriff
Operations

Namrata Chand
Business Development/
Investor Relations

Scott Ryder
Finance

A partial list of our team's work experience includes **Sonicare, Clarisonic, Henry Schein, Brite Smile, DenMat, Pfizer, Aetna, and NuFace**. Not only experienced, but our team is also deeply passionate and committed to philanthropy and corporate social responsibility. RYCAs vision to improve people's lives through oral care goes beyond those who can afford our products, and we are working with community partners to make our solutions available to all who need it.

WHY INVEST

Communities around the world need an oral care solution, and we want your help in bringing it to them

Oral care is headed to be a $53.3 BILLION market, and it's currently failing to meet oral care needs, leaving this market wide open for disruption. RYCA has best-in-class engineering, manufacturing, and operations, and an experienced regulatory team. Consumers deserve a better, faster, smarter way to brush and disabled and elderly communities **need** a solution that understands their limitations. We want to provide them with that solution.





Images of Encompass are early prototypes or computer-generated demo versions. Product is still currently under development

We need the funds to get through the final stretch of bringing Encompass to the market, but we also want to have as many of our potential customers join us on our journey as possible! We want to extend our Friends & Family round to include early investors who believe in our product so they can benefit from their support and join us in revolutionizing oral care!

FAQ

You have questions, we might have answers

When will your original backers receive their first toothbrush?

We are hoping to ship our first toothbrushes out in December 2020.

Why do you need to raise more funds?

We are building a best-in-class medical device. The sophisticated design, engineering and manufacturing is expensive. We have been fortunate to have the support of over 3,500 Indiegogo backers. We need additional funds to deliver Encompass to the wider market, beyond our existing backers.

Why did you choose to do equity-crowdfunding over rewards-based crowdfunding/

We actually secured over $430k in rewards-based crowdfunding on Indiegogo and love having our backers provide real-time feedback. Some of the feedback we received was from people wishing they could have equity in our company, and we loved the idea!





Images of Encompass are early prototypes or computer-generated demo versions. Product is still currently under development

2007
$325 Friends and Family Round
2008
Assembled Experienced Team and Advisors
2013
5 Years of R&D
March, 2010
Proof of Concept Prototypes and US Utility Patent Granted
2019
Secured world class manufacturing partners
Oct/Nov 2019
$435K + on Indiegogo in 2 months
Launch on Start Engine
May - Dec 2020
Preclinical Studies - Bench Test (ANTICIPATED)
May 2020
File Additional IP (ANTICIPATED)
May - Dec 2020
Build 50 - 100 Working Brushes (ANTICIPATED)
December 2020
Ramp Up and Deliver 4,000 Brushes (ANTICIPATED)
Q1 of 2021
Officially Go-To-Market in Q1 of 2021 (ANTICIPATED)

Meet Our Team





Ryan Schwartz
Founder/CEO

Experienced entrepreneur and leader proficient in raising capital, procuring talent and building strong brands in multiple successful startups within mortgage, marketing and film industries. Ryan works full time as Ryca's CEO. Ryan also teaches film on a very limited basis at New York Film Academy and maintains ongoing film projects through his production company Trustfall Films.

Education

MFA, Film Production, University of Southern California

Bachelor's Degree, International Relations and Affairs, University of California, Berkeley



Cary Schwartz
Founder/Chairman

Renowned Beverly Hills "Dentist to the Stars" with over 40 years of experience. Regarded as a leader in cosmetic dentistry and full mouth reconstruction. Cary works 10 hours per week for the Company.





Gerald Brewer
Chief Technical Officer



Summer Harriff
Chief Operations Officer



Scott Ryder
Chief Financial Officer

Former Director of Engineering for Sonicare and Clarisonic. Responsible for engineering/R&D, worldwide sourcing, tooling development, quality and regulatory compliance. Inventor on 25+ U.S. Patents and more worldwide. Gerald works full time with the Company.

Executive with 20+ yrs helping medical device and pharmaceutical companies optimize their people and business strategies, ensure regulatory and quality compliance, and implement best practices to accelerate time to market. Summer works full time with the Company.

Education

Doctor of Philosophy (Ph.D.), Industrial Organizational Psychology, CSPP

Bachelor's Degree in Psychology, Scripps College



25+ years of executive leadership experience in finance and operations with oversight of strategic planning, compliance, human resources, IT, investor relations and all financial functions. He has developed an identity as a creative problem solver and the "go to" person to think through complex situations and develop strategic and tactical plans to bring about the desired results. His financial management experience includes mergers & acquisition, strategic planning, financial planning (short and long term), SEC reporting, investor relations, financial audit, budgeting, revenue management, financial controls and financial reporting. Scott works approximately 20 hours per week for the Company.

Scott also provides miscellaneous financial support to Casa de Amparo and Motivating the Masses, Inc.

Education

Master of Business Administration, University of California, Irvine

Bachelor's Degree in Economics, University of Redlands



Offering Summary

Company :	Ryca International, Inc.
Corporate Address :	8300 McConnell Ave., Los Angeles, CA 90045
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type	: Convertible Promissory Notes
Type of Equity Converted Into	: Non-Voting Common Stock
Conversion Trigger	: $1,500,000.00
Maturity Date	: April 30, 2023
Valuation Cap	: $8,000,000.00
Discount Rate	: 20.0%
Annual Interest Rate	: 5.0%

What is a Convertible Note?

A convertible note offers you the right to receive Non-Voting Common Stock in Ryca International, Inc.. The amount of Non-Voting Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,500,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $8,000,000.00 Valuation Cap or if less, then you will receive a 20.0% discount on the price the new investors are paying. You also receive 5.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Non-Voting Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

**Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below*

Investment Incentives* and Perks

$500 | 20% off first purchase of Encompass Toothbrush

$1,000 | Receive two free Encompass Toothbrushes (International investors will be asked to pay for shipping)

$2,500 | Invitation to participate in focus group(s) + all perks from $1,000 level

$5,000 | You will receive quarterly investor update calls + all perks from $2,500 level

$20,000 |Free replacement brush heads for life + lunch with Ryca CEO & Head Engineer + all perks from $5,000 level

$50,000 | Name recognition on packaging (if possible) and website for philanthropic "buy one give one" campaign + factory tour (flight and stay not included) + all perks from $20,000 level

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Ryca Internationa, Inc. will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 5.5% instead of 5%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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// // //

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Imagine the ability to effectively brush your teeth in less than 20 seconds. This is the Encompass Brush. There are a lot of great toothbrushes out there, but none of them eliminate the real problem with oral care.

Even when using the top tooth brushes in the market, patients still present with cavities, with gum disease and with bad breath. We've found time after time that the main problem with brushing is user error, not the toothbrush itself.

How many of us are actually brushing for the full two minutes? Applying just the right amount of pressure at the correct angle, covering all three tooth surfaces uniformly? What if you can eliminate user error? The Encompass Brush versus half your mouth at once. Eliminating user error to truly clean your teeth in less than 20 seconds. The J shape is key to the Encompass Brush. It makes the brush more comfortable and easy to use, but most importantly the J shaped brush allows us to conform to everybody's mouth.

We have a pump inside our handle that drives air to a custom design bladder. The Encompass is a game changer for the elderly, for anyone with physical disabilities, and definitely for every parent who's tried to get their kids to brush their teeth. We appreciate that others are exploring this space, but they're not putting the time and effort into really solving the design and engineering challenges required. We're building the future of oral care. An FDA cleared medical device. We've built a prototype that we know we can deliver.

When we tell you that we're going to build a brush that's going to change your life, we're going to. Our engineer today is the former engineer for Sonicare and Clarisonic. There's no one on the planet more qualified to build a sophisticated brush than our engineer. The Encompass Brush isn't going to fail because this team won't let it fail. We're not building a product. We're building a company with one mission, which is to improve lives through good oral care. We cannot wait to get this brush in your hands.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

> (a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2019 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. IndigoSpire CPA Group, LLC, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which

representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) <u>Investment Limits</u>. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the

amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Revisions to Manner of Holding.</u>

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. <u>Indemnity.</u>

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS

SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. <u>Notices</u>.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to: %%ADDRESS_OF_ISSUER%%

> If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable,

the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of

the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible   %%VESTING_AMOUNT%%
Notes the undersigned hereby irrevocably subscribes for is:

(b)   The Securities being subscribed for will be owned
by, and should be recorded on the Company's books as
held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *   *

This Subscription is   %%NAME_OF_ISSUER%%
accepted   By:
on %%TODAY%%.   %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY

OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2020 - CF

$%%VESTING_AMOUNT%%   %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on April 30, 2023 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 5% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its stock resulting in gross proceeds to the Company of at least $1,500,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then the outstanding principal amount and all accrued and unpaid interest under this Note shall, in full satisfaction of the Company's obligations under this Note, automatically convert into Non-Voting Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $8,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then

outstanding other than this Note, the other Crowdfunding Notes and any other convertible notes or SAFEs of the Company.).

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Non-Voting Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Non-Voting Common Stock at a price per security equal to the quotient of $8,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any **"Event of Default"** hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

> a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.
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> b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.
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> c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.
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> d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.
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> e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.
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> f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.
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> g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of

the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: ____%%ISSUER_SIGNATURE%%____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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